EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/6/2014	9/7/2013
Earnings:
Income before income taxes	$6,976	$6,727
Unconsolidated affiliates’ interests, net	(100)	(30)
Amortization of capitalized interest	4	4
Interest expense (a)	625	642
Interest portion of rent expense (b)	157	142
Earnings available for fixed charges	$7,662	$7,485

Fixed Charges:
Interest expense (a)	$625	$642
Capitalized interest	5	4
Interest portion of rent expense (b)	157	142
Total fixed charges	$787	$788

Ratio of Earnings to Fixed Charges (c)	9.73	9.50
(a)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.
(b)   One-third of rent expense is the portion deemed representative of the interest factor.
(c)   Based on unrounded amounts.